Dr Strains Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales	182,176.96
Wholesale Inquiries - Cherry Bl	57,469.44
Total Income	239,646.40
Cost of Goods Sold	
Freight and Shipping Costs	8,235.52
Product Costs	86,785.30
Product Packaging	3,132.44
Square Fees	6,644.49
Total COGS	104,797.75
Gross Profit	134,848.65
Expense	
Advertising and Promotion	40,186.42
Automobile Expense	177.60
Bank Service Charges	1,029.17
Business Licenses and Permits	280.00
Computer and Internet Expenses	376.13
Dues and Subscriptions	117.98
Meals and Entertainment	5,106.37
Merchant fees	2,924.92
Office Supplies	6,803.51
Professional Fees	3,019.21
Rent Expense	3,717.46
Taxes & Licenses	415.99
Telephone Expense	240.83
Travel Expense	403.83
Utilities	1,068.92
Website	6,233.68
Total Expense	72,102.02
Net Ordinary Income	62,746.63
Net Income	**62,746.63**